Exhibit 99.1

GOLD ROYALTY CORP.

(the “Company”)

Annual General Meeting March 28, 2023

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of the Company held on March 28, 2023 (the “Meeting”) and the outcome of such votes.

Description of Matter	Votes For	Votes Against
1. Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:
a. David Garofalo	45,875,529	6,684,118
b. Warren Gilman	38,617,857	13,947,792
c. Ken Robertson	47,063,110	5,502,539
d. Alan Hair	47,032,214	5,533,433
e. Glenn Mullan	49,808,578	2,757,070
f. Karri Howlett	48,109,029	4,456,619
g. Angela Johnson	48,091,445	4,474,202

	Votes For	Votes Withheld
2. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.	64,562,679	188,430

Date: March 29, 2023